Form 51–102F3

Material Change Report

Item 1     Name and Address of Company

Glamis Gold Ltd.

1500 – 1055 West Georgia Street
P.O. Box 11117
Vancouver, BC
V6E 4N7

(the “Company”)

Item 2     Date of Material Change

January 7, 2005

Item 3     News Release

A news release was issued by the Company via Business Wire on January 7, 2005 and filed on SEDAR.

Item 4     Summary of Material Change

On January 7, 2005, the Company announced that it had filed its formal take-over offer (the “Offer”) for all of the common shares of Goldcorp Inc. Under the Offer, which remains open until 9:00 pm EST on February 14, 2005, unless withdrawn or extended, the Company has offered Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share.

Item 5     Full Description of Material Change

On January 7, 2005, the Company announced that it had filed its formal take-over offer (the “Offer”) for all of the common shares of Goldcorp Inc. (“Goldcorp”) with securities regulators in Canada and the United States, and that it had commenced mailing of its offering circular and related documents to Goldcorp shareholders.

Under the terms of the Offer, which remains open until 9:00 pm EST on February 14, 2005, unless withdrawn or extended, the Company has offered Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share. The Offer values Goldcorp at US$17.80 per common share and represents a premium of 22.6%, based on the volume-weighted average trading price for both companies for the 30 trading days on the New York Stock Exchange prior to December 16, 2004, the date the Company announced its intention to make the Offer.

The Offer is conditional on, amongst other things, not less than 66 2/3% of the Goldcorp common shares (on a fully-diluted basis) being validly deposited under the Offer and not withdrawn, and the Goldcorp shareholders not approving, by a majority of votes cast at a meeting of shareholders, the issuance of Goldcorp common shares in connection with Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (“Wheaton River”), dated December 29, 2004, and the acquisition agreement dated December 23, 2004 between Goldcorp and Wheaton River being terminated. The Offer is also subject to the Company’s shareholders approving the removal of a restriction on the number of common shares that the Company is authorized to issue. The Company has scheduled a shareholders’ meeting for February 9, 2005 to consider the amendment to its authorized common share capital.

The Company has received an advance ruling certificate under the Competition Act (Canada), which states that the Commissioner is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the Competition Act with respect to the Offer.

The dealer manager for the offer is Orion Securities Inc. in Canada and Orion Securities (USA) Inc. in the United States.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Cheryl Maher
Vice-President Finance, Chief Financial Officer and Treasurer
5190 Neil Road
Reno, Nevada
Telephone: (775) 827-4600 (ext. 3111)

Item 9     Date of Report

January 12, 2005

GLAMIS GOLD LTD.

/s/ Cheryl Maher
Cheryl Maher
Vice-President Finance, Chief Financial Officer and Treasurer